Bush Industries 2001 Annual Report

bush furniture · bush business furniture · bush furniture europe · bush technologies

specialize and evolve

adapting to meet the challenges of the future



Bush Industries

It's during the difficult times that you truly appreciate what's important, and it's also a time when you evaluate your strategies and work harder to improve your performance. We have taken this time to make ourselves stronger and, in effect, are reinventing ourselves. As the economy rebounds, we are confident we'll be stronger than ever.

Paul Bush, Chairman of the Board, Chief Executive Officer



Contents

bush furniture

will assure a stronger market focus on our home entertainment, home office and other home furnishing products.





At Bush Furniture, we're driven by our determination to be inventive, original and resourceful. And we're inspired by the intricate design challenges that result.

Greg Bush, President, Bush Furniture

bush business furniture

will concentrate on the business office and the home office markets with sales to the office superstore and dealer channels.











Bush Business Furniture is the perfect furniture solution for businesses on the move, fast-paced and growing companies that require inexpensive, long-lasting furniture.

Andy Bush, Vice President of Sales, Bush Business Furniture

bush furniture europe

will generate important synergies between the U.S. and Europe by incorporating U.S. market trends into Europe and Euro designs into the U.S.





Bush Furniture Europe has the right mix of high-value furnishings to suit any style and meet any need.

Wolfgang Kruse, President, Bush Furniture Europe



bush t[illegible]nologies

is focused on the cell phone accessories after-market, as well as the utilization of surface technologies in automotive interiors, cosmetics, sporting goods and consumer electronics.

Bush Technologies provides new and exciting ways to match ordinary products with extraordinary lifestyles.

Brian Olsen, President, Bush Technologies

To our stockholders and friends

The year 2001 was one of the most challenging in the history of the Company. What began as an economic downturn in the latter part of 2000 became a bona fide recession in 2001. The events of September 11, 2001 not only dramatically changed America's culture, but also made an already troubled economy worse. Bush Industries, like many American manufacturers, found the going in the marketplace very difficult, particularly in the fourth quarter.

The Company's performance in 2001 clearly reflects those economic realities. The Company's net earnings declined from $22.8 million or $1.60 per diluted share in 2000 to $0.3 million or $.02 per diluted share in 2001. Net sales decreased from $451.2 million in 2000 to $345.8 million in 2001. A significant action taken by the Company in the fourth quarter of 2001 was a non-cash inventory write-down of approximately $3.0 million, net of tax, or $0.22 per share in order to expedite the sale of slower moving product.

In an effort to deal with the slow economy and our disappointing sales and financial performance, we took several actions to reduce our operating costs.

> A major development in 2001 was the divisionalization of Bush into four strategic business units.

These included reducing the total number of employees across the Company by approximately 30% from our peak in 2000; moving out of two leased warehouses; reducing employee performance bonuses proportionate to earnings and restructuring several Company benefit plans in an effort to make them more cost effective. In addition, we brought work in-house that had been outsourced, and we also negotiated a new, lower cost telecommunications contract.

Despite the difficulties, there were several "bright spots" in the Company's performance during the year. Long-term debt was reduced from $140.4 million at fiscal year end 2000 to $121.1 million at fiscal year end 2001. Inventory levels were lowered from $74.8 million at the end of 2000 to $55.3 million at the end of 2001 and capital spending was reduced from $33.3 million in 2000 to $9.4 million in 2001. During the year, significant improvements were also made in manufacturing performance and serviceability.

Specializing

A major development in 2001 was the divisionalization of Bush into four strategic business units, reflecting the natural alignment of the Company's customers, markets and products. Our furniture business now consists of three units: **Bush Furniture**, **Bush Business Furniture** and **Bush Furniture Europe**. **Bush Technologies** is the Company's fourth strategic business unit. We also formed a "Corporate Group" to provide strategic support and direction to the Divisions. The "Corporate Group" is also responsible for the financial performance of the Company and for managing the Company's manufacturing arm.

The "Bush Furniture" division will assure a stronger market focus on our home entertainment, home office and other home furnishing products. The "Bush Business Furniture" division will concentrate on the business office and the home office markets with sales to the office superstore and dealer channels. The "Bush Furniture Europe" division will generate important synergies between the U.S. and Europe by incorporating U.S. market trends into Europe and European designs into the U.S. The "Bush Technologies" division is focused on the cell phone accessories after-market, as well as the utilization of surface technologies in automotive interiors, cosmetics, sporting goods and consumer electronics.

We believe the divisionalization of the Company, the appointing of a President for each division and the corresponding realignment of our management team will allow us to more effectively focus our efforts on the specific business opportunities in each of the four business units and enhance Company-wide control and accountability.

Evolving

Also important to note is that Bush received two major awards from key retailers in 2001. In June of 2001, Bush received the "Supply Chain Excellence" award from Staples in recognition of our providing excellent service to their stores and distribution centers. The criteria for selection included being the best in such areas as managing transportation costs, minimizing inventory levels and consistent on-time delivery, among others.

In October of 2001, Bush received Best Buy's prestigious "Best of the Best" Partner of the year award. This award was part of Best Buy's annual "Bravo" awards, and winners were selected for demonstrating passion, vision and drive for operational excellence and financial performance throughout the year.

Receiving these awards from two of America's major retailers was not only an honor for which we are grateful, but a major demonstration of Bush's level of commitment to its customers.

The opening of a larger, more strategically located product showroom at the International Home Furnishings Market in High Point, North Carolina, was another important development that took place in 2001. The new showroom is substantially larger than our previous showroom and allows a more effective showcasing of the product categories we serve.

Meeting the challenges of the future

As we face 2002, we are confident and cautiously optimistic. We believe the economy will improve most likely in the second half of the year, and are planning to launch a record level of exciting new products during 2002 in order to drive sales.

"Bush Furniture" is developing and shipping "new look" electronic furniture products that complement the fastest growing new television designs in today's marketplace. There are many new products "in the works" targeted to expand Bush's position in the home entertainment and home furnishings furniture segment, as well as bedroom and other areas of the home. The new products we have shown and the renewed emphasis on products for the home have been well received by our customers.

"Bush Business Furniture" is launching several product families of assembled business office furniture under the "Bush Business Furniture" brand name and new product families of business office product that are dealer exclusive under the "Röhr" brand name. All of these products meet ANSI/BIFMA standards. We have also brought on board a Vice President of Marketing for this division who has an extensive background in the business office segment in order to more effectively service the total office market.

"Bush Technologies" continues to expand its marketing agreements with the leading cell phone manufacturers to distribute functional accessories, including decorated face plates. At the recent Consumer Electronics Show in Las Vegas, Bush introduced the concept of being a supplier of both functional accessories and decorated face plates from leading manufacturers to the major retailers. There was a great deal of excitement at this show with this program.

"Bush Furniture Europe" launched a major product program with a U. S. office superstore in Europe during the first quarter of 2002 and is scheduled to launch two European-style product programs for an office superstore in the United States in the second quarter of 2002. The German economy is not strong at the moment, but we are expanding our product lines and distribution into the office markets and the emerging markets in Europe where we are strong and growing.

A priority in 2002 will be our ongoing effort to manage and control our costs of doing business. To make cost control a major priority, we have appointed a Corporate-wide cost team headed by one of our senior executives. This team has assumed responsibility for ensuring that all major elements of cost are evaluated and are in line with the markets we serve, and all employees will participate in these cost reduction efforts. We will also continue to expand our global sourcing and manufacturing efforts in those product categories where it is appropriate.

It's during the difficult times that you truly appreciate what is important, and it's also a time when you evaluate your strategies and work harder to improve your performance. We have taken this time to make ourselves stronger and, in effect, are reinventing ourselves. As the economy rebounds, we are confident that we will be stronger than ever. I would like to thank all of our customers, employees and stockholders for their support and confidence during these difficult times.

Sincerely,

Paul Bush

Paul S. Bush

Chairman of the Board
Chief Executive Officer

Selected financial data

The following selected financial data of the Company for the 1997 through 2001 fiscal years has been derived from the Consolidated Financial Statements of the Company. This selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere herein.

(in thousands, except share and per share data)

	2001	2000	1999	1998	1997
Earnings Data					
Net Sales	$345,806	$451,197	$441,706	$413,527	$325,289
Earnings Before Income Taxes	$1,694	$37,309	$11,856	$18,361	$34,978
Net Earnings	$257	$22,777	$5,762	$11,482	$22,120
Earnings Per Share:					
Basic	$0.02	$1.66	$0.42	$0.83	$1.64
Diluted	$0.02	$1.60	$0.40	$0.78	$1.52
Weighted Average Shares Outstanding:					
Basic	13,720,085	13,680,629	13,878,060	13,824,331	13,464,479
Diluted	14,106,573	14,209,311	14,412,660	14,747,523	14,523,356
Balance Sheet Data					
Working Capital	$43,523	$56,235	$40,456	$40,046	$28,111
Net Property, Plant and Equipment	$207,334	$213,619	$198,300	$191,218	$142,710
Total Assets	$321,177	$366,551	$329,581	$329,130	$243,778
Long-Term Debt	$121,118	$140,376	$124,765	$121,054	$56,955
Stockholders' Equity	$139,973	$141,710	$124,579	$123,619	$112,430
Ratios					
Current Ratio	2.04	1.84	1.63	1.57	1.49
Long-Term Debt to Equity	0.87	0.99	1.00	0.98	0.51
Gross Profit Margin	27.0%	31.8%	29.9%	27.2%	29.8%
Net Earnings Margin	0.1%	5.0%	1.3%	2.8%	6.8%
Effective Tax Rate	84.8%	39.0%	51.4%	37.5%	36.8%
Per Share Data (1)					
Net Sales	$25.20	$32.98	$31.83	$29.91	$24.16
Net Earnings	$0.02	$1.66	$0.42	$0.83	$1.64
Dividends (2)	$0.200	$0.200	$0.200	$0.185	$0.140
Year-End Book Value	$10.20	$10.36	$8.98	$8.94	$8.35

(1) Based on basic weighted average shares outstanding, except where noted.

(2) Based on actual number of shares dividends paid on.

Management's discussion and analysis of financial condition and results of operations

General

The Company operates its business in four reportable segments: (1) Bush Business Furniture, which concentrates on the business office and the home office markets with sales to the office superstore and dealer channels; (2) Bush Furniture, which focuses on home entertainment, home office and other home furnishings products; (3) Bush Furniture Europe, which sells commercial, home office and other furnishings in the European market; and (4) Bush Technologies, which is focused on the cell phone accessories after-market, as well as the utilization of surface technologies in automotive interiors, cosmetics, sporting goods and consumer electronics. The Company operates several manufacturing and warehouse facilities throughout North America and in Germany.

On June 30, 1997, the Company acquired a 51% interest in the Röhr Gruppe, a German furniture manufacturer, which name was subsequently changed to Röhr-Bush GmbH & Co. ("Röhr-Bush"). On February 29, 2000, the Company executed a definitive agreement with certain members of the Röhr family to acquire the family's approximately 49% remaining interest in Röhr-Bush. This transaction closed in October 2000.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No. 143), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), in August and October 2001, respectively.

SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The Company does not believe that the adoption of SFAS No. 141 will have a material impact on its financial statements.

Effective December 30, 2001 (the first day of fiscal 2002), the Company adopted SFAS No. 142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The Company is currently evaluating, but has not yet determined, the impact of SFAS No. 142 on its financial position and results of operations. However, the Company expects that a substantial amount of its intangible assets will no longer be amortized. Goodwill and other intangible assets subject to SFAS No. 142 were approximately $15 million as of December 29, 2001 and the associated amortization was approximately $1.4 million in fiscal year 2001.

SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company plans to adopt SFAS No. 143 effective December 29, 2002 (the first day of fiscal 2003).

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. Effective December 30, 2001 (the first day of fiscal 2002), the Company adopted SFAS No. 144 and does not expect that the adoption will have a material impact on its consolidated results of operations and financial position.

Except for the historical information contained herein, the matters discussed in this Annual Report constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Forward-looking statements include statements regarding the intent, belief, projected or current expectations of the Company or its Officers (including statements preceded by, followed by or including forward-looking terminology such as "may," "will," "should," "believe," "expect," "anticipate," "estimate," "continue" or similar expressions or comparable terminology), with respect to various matters. The Company cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause or contribute to such differences include, but are not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

Results of Operations

The following table shows the approximate percentage of certain items included in the Consolidated Statements of Earnings relative to net sales for the fiscal years indicated:

	Percentage of Net Sales		
	2001	**2000**	**1999**
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	73.0%	68.2%	70.1%
Gross Profit	27.0%	31.8%	29.9%
Selling, General and Administrative Expenses	24.0%	21.7%	22.9%
Restructuring	0.0%	0.0%	2.2%
Gain on Sale of Assets	0.0%	(0.8)%	0.0%
Operating Income	3.0%	10.9%	4.8%
Interest Expense	2.5%	2.6%	2.1%
Earnings Before Income Taxes	0.5%	8.3%	2.7%
Income Taxes	0.4%	3.3%	1.4%
Net Earnings	0.1%	5.0%	1.3%

The following paragraphs provide an analysis of the changes in net sales, selected cost and expense items, and net earnings for fiscal years 1999 through 2001.

Results of Operations: Fiscal 2001 Compared to Fiscal 2000

The Company's net sales for the 2001 fiscal year compared to the 2000 fiscal year decreased $105,391,000, or approximately 23.4%, to $345,806,000. The sales decrease primarily reflects a decrease in orders from the Company's North American furniture customers due to the economic slowdown. Sales were also negatively impacted by the inventory rationalization programs undertaken at the office superstores in the second quarter of fiscal year 2001 and by customer delays in new product launches at Bush Technologies.

The Company's cost of sales were $252,424,000 in fiscal year 2001 compared to $307,686,000 in fiscal year 2000, or a decrease of $55,262,000. This decrease primarily reflects the lower sales levels as compared to the prior year. The cost of sales as an approximate percentage of net sales increased by 4.8% from 68.2% in 2000 to 73.0% in 2001. The increase in cost of sales as a percentage of net sales primarily reflects lower absorption of manufacturing overhead as a result of decreased production volumes, both as the result of the decreased sales levels and the reduction of finished goods inventory levels, and as a result of a $5,226,000 pre-tax, non-cash inventory write-down in the fourth quarter of fiscal year 2001.

For 2001, selling, general and administrative expenses decreased by $14,795,000 compared to 2000. The decrease in selling, general and administrative expenses was primarily the result of a reduction in various selling expenses such as commissions, marketing and promotional incentives. These reductions were a result of both the Company's lower sales volumes and as a result of a change in sales terms with two customers. This change, in which various marketing and promotional incentives were replaced with a reduction in sales prices to the two customers, had no impact on net earnings, but resulted in a decrease in selling, general and administrative expenses and a corresponding decrease in net sales. Since this change occured in mid fiscal year 2000, it impacted the second half of such year and all of fiscal year 2001. Selling, general and administrative expenses increased as an approximate percentage of net sales from 21.7% in 2000 to 24.0% in 2001.

Interest expense decreased to $8,553,000 in 2001 (or approximately 2.5% of net sales) from $11,890,000 in 2000 (or approximately 2.6% of net sales). The decrease in interest expense was primarily due to decreases in the interest rates paid on the Company's revolving credit facility.

The Company's overall effective federal, state and local tax rate increased from 39.0% in 2000 to 84.8% in 2001. The increase was primarily due to the effects of permanent non-deductible items (such as certain travel and entertainment expenses and the amortization of certain goodwill costs), fixed taxes (such as Delaware franchise taxes) and a change in the mix of the allocation of income for state income tax purposes. The impact of these items was exaggerated by the lower level of earnings before income taxes upon which the effective tax rates are computed.

For 2001, the Company generated net earnings after taxes of $257,000 (or $0.02 basic earnings per share and $0.02 diluted earnings per share), as compared to $22,777,000 (or $1.66 basic earnings per share and $1.60 diluted earnings per share) for 2000.

Results of Operations: Fiscal 2000 Compared to Fiscal 1999

The Company's net sales for the 2000 fiscal year compared to the 1999 fiscal year increased $9,491,000, or approximately 2.1%, to $451,197,000. Strong sales gains were achieved in the surface technologies segment. Furniture sales were slightly below fiscal year 1999 levels due primarily to a general softening of the economy in the second half of 2000, which created a sluggish retail sales environment, inventory adjustments from several of our large customers and lower sales in Bush Furniture Europe, which was part of the planned downsizing made as part of the 1999 restructuring.

The Company's cost of sales were $307,686,000 in fiscal year 2000 compared to $309,794,000 in fiscal year 1999, or a decrease of $2,108,000. The cost of sales as an approximate percentage of net sales decreased by 1.9% from 70.1% in 1999 to 68.2% in 2000. Cost of sales decreased on higher sales volume as a result of improved gross margins, primarily as a result of a mix into sales in the surface technologies segment and improved gross margins in Bush Furniture Europe.

For 2000, selling, general and administrative expenses decreased by $3,024,000 compared to 1999. The decrease in selling, general and administrative expenses was primarily a result of a change in the sales terms with two customers. This change had no impact on net earnings, but resulted in a decrease in selling, general and administrative expenses and a corresponding decrease in net sales. Selling, general and administrative expenses decreased as an approximate percentage of net sales from 22.9% in 1999 to 21.7% in 2000.

Interest expense increased to $11,890,000 in 2000 (or approximately 2.6% of net sales) from $9,430,000 in 1999 (or approximately 2.1% of net sales). The increase in interest expense was primarily due to both an increase in average debt, primarily related to the Company's capital expenditures and an increase in average inventory levels, and higher average interest rates paid on the Company's revolving credit facility.

The Company's overall effective federal, state and local tax rate decreased from 51.4% in 1999 to 39.0% in 2000. The rate in fiscal year 1999 was uncharacteristically high primarily due to the impact of the lower deferred tax rates attributable to the then 51% owned Röhr-Bush subsidiary and the relationship of the Röhr-Bush operating loss to consolidated income.

During the first quarter of 1999, the Company finalized plans to restructure certain of its operations, resulting in non-recurring restructuring costs amounting to $9,672,000 being charged to expense in 1999. As of January 1, 2000, all components of the restructuring were complete and the only liability remaining for the restructuring was $1,685,000 for severance to terminated employees. Cash paid to severed employees totaled $1,685,000 in the first half of fiscal year 2000, resulting in no remaining liability at December 30, 2000.

In December 2000, the Company sold substantially all of the assets of its retail service business, a division of the Company, to a third party in exchange for shares of stock of the purchaser. Net sales of this retail service business were not significant to the consolidated financial statements. The Company recorded the shares of stock received at the fair value of approximately $5,000,000, which resulted in a pre-tax gain of $3,618,000. The investment is included in other assets on the consolidated balance sheet since the Company expects to hold the investment on a long-term basis. The cost method is used to account for this investment because the Company does not have the ability to exercise significant influence over the purchaser's operating and financial policies.

For 2000, the Company generated net earnings after taxes of $22,777,000 (or $1.66 basic earnings per share and $1.60 diluted earnings per share), as compared to $5,762,000 (or $0.42 basic earnings per share and $0.40 diluted earnings per share) for 1999. This was an approximate 295.3% increase in net earnings.

Liquidity and Capital Resources

Working capital at fiscal year end 2001 decreased $12,712,000 over fiscal year end 2000, primarily as a result of a decease in accounts receivable and inventories partially offset by decreases in other accrued liabilities, accounts payable and income taxes payable and an increase in prepaid expenses and other current assets. Inventory was reduced as production levels in fiscal year 2001 were reduced to attain the desired reduction in finished goods inventory and as a result of a $5,226,000 pre-tax, non-cash inventory write-down in the fourth quarter of fiscal year 2001. Accounts receivable, other accrued liabilities and accounts payable decreased primarily as a result of lower sales volumes and accounts receivables were further reduced by efforts to expedite their collection. Incomes taxes payable decreased as a result of the Company's decreased earnings, and the increase in prepaid expenses and other current assets primarily represents an overpayment of taxes refunded in the first quarter of fiscal year 2002. Total assets at fiscal year end 2001 decreased $45,374,000 over fiscal year end 2000 primarily as a result of a decrease in accounts receivable and inventories, as discussed above, and a decrease in property, plant and equipment which reflects capital expenditures that are less than the level of depreciation. Total liabilities at fiscal year end 2001 decreased by $43,637,000, as compared to fiscal year end 2000. Such decrease in total liabilities was due primarily to decreases in other accrued liabilities, accounts payable and income taxes payable, as described above, and a decrease in long-term debt.

During fiscal year 2001, the Company expended $9,444,000 on capital expenditures. Capital expenditures for 2002 are currently forecasted to be approximately $7 million. In 2001, the Company received $1,160,000 from the exercise of stock options by employees, received a tax benefit of $185,000 from the exercise of such options and paid four quarterly dividends totaling $2,741,000 to its stockholders. The cash dividend for each of the quarters in 2001 was $0.05 per share. Cash flows provided by operating activities in excess of other cash flow requirements were primarily used to pay down long-term debt.

The Company has a revolving credit facility, initially dated as of June 26, 1997 and as amended, with JPMorgan Chase Bank and other lending institutions. In fiscal year 2001 the Company entered into a sixth amendment, dated as of December 28, 2001. This amendment modified certain covenants of the Company under the credit facility, modified the pricing grid to reflect the newly permitted ratios, granted a security interest in all domestic tangible personal property and intangible assets of the Company, extended the maturity date of the loan from June 30, 2003 to June 30, 2004 and modified the amount of money the Company can borrow under the credit facility from an aggregate $210,000,000 to an aggregate $173,000,000.

The credit facility provides for revolving credit loans, swing line loans and multi-currency loans, within the parameters described below. The loan is due June 30, 2004 with a balloon payment of the then remaining principal and any accrued interest. The Company has classified all of the line of credit as long-term debt, as there are no required principal payments due within the next 12 months. At the Company's option, borrowings may be effectuated, subject to certain conditions, on a NYBOR rate, an eurocurrency rate for dollars, an applicable eurocurrency rate for certain foreign currencies, a money market rate, or an alternative base rate. Eurocurrency loans bear interest at the then current applicable LIBOR rate, plus an applicable margin. The applicable margin, which pertains only to LIBOR and NYBOR rate loans, varies from 1.5% to 3.5%, depending upon the Company's ability to satisfy certain quarterly financial tests. In addition, the credit agreement permits the Company to request the issuance of up to a maximum of $20,000,000 in letters of credit, which issuance will be deemed part of the $173,000,000 maximum amount of borrowing permitted under the credit facility.

The line of credit agreement, as amended, provides for achieving certain consolidated cash flow coverage and leverage ratios, prescribes minimum consolidated net worth requirements, limits capital expenditures and new leases and provides for certain other affirmative and restrictive covenants. The Company is in compliance with all of these requirements. In addition, the credit agreement limits the amount of cash dividends that the Company can declare, and also imposes certain conditions with respect thereto.

Inflation affects the Company's business principally in the form of cost increases from materials and wages. Historically, the Company has generally been able to offset these cost increases by improved productivity, cost and waste reduction, more effective purchasing practices, and to a lesser extent, price increases.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk in the areas of interest rates and foreign currency exchange rates.

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's revolving credit facility due to its variable pricing. Based on the outstanding balance of long-term debt at fiscal year end 2001, a one percentage point change in interest rates would result in annual interest expense fluctuating approximately $1.2 million.

The Company's exposure to foreign currency exchange risk relates primarily to the cost of imported supplies and the cost/profitability of exported items, the income statement and cash flow impact of converting foreign currency denominated profit/loss into U.S. dollars and the balance sheet impact of converting foreign currency denominated assets and liabilities into U.S. dollars. The Company does not believe that a reasonably possible change of 10% in any foreign currency exchange rate will materially affect the financial position of the Company.

Consolidated statements of earnings

YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND JANUARY 1, 2000

(in thousands, except share and per share data)

	2001	2000	1999
Net Sales	$345,806	$451,197	$441,706
Costs and Expenses:			
Cost of sales	252,424	307,686	309,794
Selling, general and administrative	83,135	97,930	100,954
Interest expense	8,553	11,890	9,430
Restructuring	0	0	9,672
Gain on sale of assets	0	(3,618)	0
	344,112	413,888	429,850
Earnings Before Income Taxes	1,694	37,309	11,856
Income Taxes	1,437	14,532	6,094
Net Earnings	$257	$22,777	$5,762
Earnings Per Share:			
Basic	$0.02	$1.66	$0.42
Diluted	$0.02	$1.60	$0.40
Weighted Average Shares Outstanding:			
Basic	13,720,085	13,680,629	13,878,060
Diluted	14,106,573	14,209,311	14,412,660

See notes to consolidated financial statements.

Consolidated balance sheets

DECEMBER 29, 2001 AND DECEMBER 30, 2000

	2001	2000
	(in thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$1,589	$1,225
Accounts receivable (less allowance for doubtful accounts of $979 on December 29, 2001 and $1,341 on December 30, 2000)	16,872	38,110
Inventories	55,297	74,838
Prepaid expenses and other current assets	11,491	9,389
Total current assets	85,249	123,562
Property, Plant and Equipment, Net	207,334	213,619
Other Assets	28,594	29,370
Total Assets	$321,177	$366,551
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$17,184	$25,860
Income taxes	43	2,705
Other accrued liabilities	24,052	38,329
Current portion of long-term debt	447	433
Total current liabilities	41,726	67,327
Deferred Income Taxes	11,123	10,664
Other Long-Term Liabilities	7,237	6,474
Long-Term Debt	121,118	140,376
Total liabilities	181,204	224,841
Commitments (Note 6)		
Stockholders' Equity:		
Common Stock - Class A	1,077	1,063
Common Stock - Class B	340	340
Paid-in capital	22,916	21,585
Retained earnings	123,164	125,648
Accumulated other comprehensive income	1,666	2,197
Subtotal	149,163	150,833
Less treasury stock, at cost	(5,775)	(5,497)
Less notes receivable related to common stock	(3,415)	(3,626)
Total stockholders' equity	139,973	141,710
Total Liabilities and Stockholders' Equity	$321,177	$366,551

See notes to consolidated financial statements.

Consolidated statements of cash flows

YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND JANUARY 1, 2000

	(in thousands)		
	2001	**2000**	**1999**
Cash Flows from Operating Activities:			
Net earnings	$257	$22,777	$5,762
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	19,647	18,666	17,203
Deferred income taxes	471	3,161	(1,558)
Gain on sale of assets	0	(3,618)	0
Changes in assets and liabilities affecting cash flows, net of acquisitions:			
Accounts receivable	21,442	(4,309)	7,514
Inventories	20,047	(21,078)	4,304
Prepaid expenses and other current assets	(3,259)	92	(2,807)
Accounts payable	(9,462)	5,929	(12,077)
Income taxes	(1,342)	1,662	1,929
Other accrued liabilities	(14,310)	(39)	9,272
Net cash provided by operating activities	33,491	23,243	29,542
Cash Flows used for Investing Activities:			
Capital expenditures	(9,444)	(33,301)	(31,663)
Acquisition of business, net of cash	0	(6,457)	0
Increase in other assets	(719)	(1,070)	(1,125)
Net cash used for investing activities	(10,163)	(40,828)	(32,788)
Cash Flows from Financing Activities:			
Repayments of long-term debt	(21,127)	(495)	(707)
Proceeds from long-term debt	0	22,977	10,106
Purchase of Class A Stock for treasury	0	(4,167)	(4,106)
Exercise of stock options	1,160	659	59
Dividends paid ($0.20 per share)	(2,741)	(2,744)	(2,776)
Payments received for notes receivable	45	34	0
Net cash (used for) provided by financing activities	(22,663)	16,264	2,576
Effect of Exchange Rate Changes on Cash	(301)	(158)	1,138
Net Increase (Decrease) in Cash and Cash Equivalents	364	(1,479)	468
Cash and Cash Equivalents, Beginning of Year	1,225	2,704	2,236
Cash and Cash Equivalents, End of Year	$1,589	$1,225	$2,704

See notes to consolidated financial statements.

Consolidated statements of stockholders' equity

YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND JANUARY 1, 2000

(in thousands, except share data)

	Common Stock - Par Value $.10							Accumulated Other			
	Class A		Class B		Paid-in	Retained	Comprehensive	Comprehensive	Treasury Stock		Notes
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Income (Loss)	Shares	Amount	Receivable
Balance, January 2, 1999	10,544,838	$1,054	3,395,365	$340	$20,656	$102,629		$(264)	63,479	$796	$-
Acquisition of treasury stock	-	-	-	-	-	-		-	287,008	4,106	-
Sale of stock to employees	-	-	-	-	88	-		-	(268,574)	(3,756)	3,844
Exercise of stock options	9,618	1	-	-	58	-		-	-	-	-
Tax benefit from exercise of stock options	-	-	-	-	24	-		-	-	-	-
Dividends paid	-	-	-	-	-	(2,776)		-	-	-	-
Comprehensive income:											
Net earnings	-	-	-	-	-	5,762	$5,762	-	-	-	-
Other comprehensive income:											
Foreign currency translation	-	-	-	-	-	-	1,987	1,987	-	-	-
Minimum pension liability	-	-	-	-	-	-	10	10	-	-	-
Total comprehensive income							$7,759				
Balance, January 1, 2000	10,554,456	1,055	3,395,365	340	20,826	105,615		1,733	81,913	1,146	3,844
Acquisition of treasury stock	-	-	-	-	-	-		-	269,363	4,167	-
Payments received for notes receivable	-	-	-	-	-	-		-	-	-	(34)
Stock applied to notes receivable	-	-	-	-	-	-		-	14,530	184	(184)
Exercise of stock options	77,485	8	-	-	651	-		-	-	-	-
Tax benefit from exercise of stock options	-	-	-	-	108	-		-	-	-	-
Dividends paid	-	-	-	-	-	(2,744)		-	-	-	-
Comprehensive income:											
Net earnings	-	-	-	-	-	22,777	$22,777	-	-	-	-
Other comprehensive income:											
Foreign currency translation	-	-	-	-	-	-	448	448	-	-	-
Minimum pension liability	-	-	-	-	-	-	16	16	-	-	-
Total comprehensive income							$23,241				
Balance, December 30, 2000	10,631,941	1,063	3,395,365	340	21,585	125,648		2,197	365,806	5,497	3,626
Payments received for notes receivable	-	-	-	-	-	-		-	-	-	(45)
Stock applied to notes receivable	-	-	-	-	-	-		-	14,776	166	(166)
Stock received from escrow account	-	-	-	-	-	-		-	7,818	112	-
Exercise of stock options	136,302	14	-	-	1,146	-		-	-	-	-
Tax benefit from exercise of stock options	-	-	-	-	185	-		-	-	-	-
Dividends paid	-	-	-	-	-	(2,741)		-	-	-	-
Comprehensive income (loss):											
Net earnings	-	-	-	-	-	257	$257	-	-	-	-
Other comprehensive income (loss):											
Foreign currency translation	-	-	-	-	-	-	(528)	(528)	-	-	-
Minimum pension liability	-	-	-	-	-	-	(3)	(3)	-	-	-
Total comprehensive loss							$(274)				
Balance, December 29, 2001	10,768,243	$1,077	3,395,365	$340	$22,916	$123,164		$1,666	388,400	$5,775	$3,415

See notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements consist of Bush Industries, Inc. and its majority-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

Nature of Operations – The Company is a diversified global furniture manufacturer and supplier of surface technologies. The Company operates its business in four reportable segments: (1) Bush Business Furniture, which concentrates on the business office and the home office markets with sales to the office superstore and dealer channels; (2) Bush Furniture, which focuses on home entertainment, home office and other home furnishings products; (3) Bush Furniture Europe, which sells commercial, home office and other furnishings in the European market; and (4) Bush Technologies, which is focused on the cell phone accessories after-market, as well as the utilization of surface technologies in automotive interiors, cosmetics, sporting goods and consumer electronics. The Company operates several manufacturing and warehouse facilities throughout North America and in Germany.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Inventories - Inventories, consisting of raw materials, work-in-progress and finished goods, have been stated at the lower of cost or market as determined by the first-in, first-out method.

Property, Plant and Equipment - Property, plant and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and improvements 10-50 years; machinery and equipment 3-20 years; transportation equipment 3-7 years; office equipment 3-10 years; and leasehold improvements 3-10 years or the lease term, if less. Construction in progress is recorded in property, plant and equipment and amounted to $7,500,000 and $29,124,000 at December 29, 2001 and December 30, 2000, respectively. Interest associated with construction indebtedness is capitalized. Interest amounting to approximately $971,000, $1,984,000 and $1,333,000 associated with construction in progress was capitalized for 2001, 2000 and 1999, respectively.

The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews property, plant and equipment to determine that the carrying values have not been impaired by estimating the future undiscounted cash flows expected to result from the use of the property, plant and equipment.

Other Assets - Other assets consist primarily of goodwill, cash value of officer's life insurance policies, investment at cost, and certain intangible assets. Goodwill is being amortized on a straight-line basis generally over 15 years. Intangible amortization expense was $1,523,000, $1,613,000 and $1,524,000 for 2001, 2000 and 1999, respectively. The Company continually reviews its long-lived assets to determine that the carrying values have not been impaired whenever significant events or changes occur which might impair recovery of their recorded costs. The Company measures expected future cash flows and compares them to the carrying amount of the asset to determine whether any impairment loss is to be recognized.

Fair Value of Financial Instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of short-term instruments approximates their recorded values due to the short-term nature of the instruments. The fair value of long-term debt instruments approximates their recorded values primarily due to interest rates approximating current rates available for similar instruments.

Foreign Currency Translation - Essentially all assets and liabilities are translated into U.S. dollars at year-end exchange rates, while elements of the income statement and cash flow statement are translated at average exchange rates in effect during the year. Adjustments arising from the translation of net assets located outside the United States are recorded as a component of comprehensive income.

Stock-Based Compensation - The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted in that standard, the Company has elected to continue to follow the recognition provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock-based compensation. No employee stock-based compensation expense was recorded for the years ended December 29, 2001, December 30, 2000 and January 1, 2000.

Income Taxes - Deferred taxes are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities using the anticipated tax rate when taxes are expected to be paid or recovered. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Supplemental Cash Flow Information - Cash paid for interest, net of amounts capitalized was $8,650,000, $11,772,000 and $10,835,000 and cash paid for income taxes was $6,301,000, $9,783,000 and $5,714,000 in 2001, 2000 and 1999, respectively.

Revenue Recognition - Revenues are recognized when products are shipped. Provisions for discounts, rebates to customers, returns and other adjustments are provided for in the same period the related sales are recorded.

Financial Statement Year End - The Company's year end is the closest Saturday to December 31. Fiscal years for the consolidated financial statements included herein ended on December 29, 2001 (52 weeks), December 30, 2000 (52 weeks) and January 1, 2000 (52 weeks). The accounts of two of the Company's wholly-owned subsidiaries, Röhr-Bush GmbH & Co. and Bush-Viotechnik GmbH, have been consolidated on the basis of a year ending in October. Such fiscal period corresponds with those companies' fiscal year end.

Earnings Per Share (EPS) - Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of outstanding options issued by the Company are reflected in diluted EPS using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. There were 168,859, 133,983 and 104,019 stock options excluded from the computation of diluted earnings per share due to their antidilutive effect in 2001, 2000 and 1999, respectively.

Comprehensive Income – Comprehensive income includes all changes in stockholders' equity during the period except those resulting from investments by owners and distribution to owners. The Company's comprehensive income includes net earnings, an amount for foreign currency translation and a minimum pension liability adjustment.

Use of Estimates -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of revenues and expenses during the reported period and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No. 143), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), in August and October 2001, respectively.

SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The Company does not believe that the adoption of SFAS No. 141 will have a material impact on its financial statements.

Effective December 30, 2001 (the first day of fiscal 2002), the Company adopted SFAS No. 142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The Company is currently evaluating, but has not yet determined, the impact of SFAS No. 142 on its financial position and results of operations. However, the Company expects that a substantial amount of its intangible assets will no longer be amortized. Goodwill and other intangible assets subject to SFAS No. 142 were approximately $15 million as of December 29, 2001.

SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company plans to adopt SFAS No. 143 effective December 29, 2002 (the first day of fiscal 2003).

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. Effective December 30, 2001 (the first day of fiscal 2002), the Company adopted SFAS No. 144 and does not expect that the adoption will have a material impact on its consolidated results of operations and financial position.

2. INVENTORIES

Inventories consist of (in thousands):

	December 29, 2001	December 30, 2000
Raw materials	$16,137	$13,421
Work in progress	5,570	5,452
Finished goods	33,590	55,965
Total	$55,297	$74,838

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of:

	December 29, 2001	December 30, 2000
	(in thousands)	
Land	$6,173	$5,934
Building and improvements	124,082	120,503
Machinery and equipment	189,117	181,629
Transportation equipment	1,103	1,160
Office equipment	14,942	12,838
Leasehold improvements	1,466	1,403
	336,883	323,467
Less accumulated depreciation	(129,549)	(109,848)
Total	$207,334	$213,619

Depreciation expense was $18,124,000, $17,053,000 and $15,679,000 for 2001, 2000 and 1999, respectively.

4. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of (in thousands):

	December 29, 2001	December 30, 2000
Payroll, profit sharing and related liabilities	$10,302	$12,983
Commissions and sales related expenses	10,835	23,321
Other	2,915	2,025
Total	$24,052	$38,329

5. LONG-TERM DEBT

Long-term debt consists of:

	December 29, 2001	December 30, 2000
	(in thousands)	
Revolving credit facility with the first contractual principal payment due June 2004.	$117,129	$135,940
Pennsylvania Industrial Development Authority loan, issued October 3, 1996, interest at a rate of 3%. Monthly principal and interest payments of $13,812 are due through 2011.	1,420	1,541
Pennsylvania Industrial Development Authority loan, issued February 26, 1997, interest at a rate of 3.75%. Monthly principal and interest payments of $14,544 are due through 2012.	1,483	1,600
Pennsylvania Sunny Day Loan Fund loan, issued June 27, 1996, interest at a rate of 3%. Monthly principal and interest payments of $13,812 are due through 2011.	1,379	1,501
Pennsylvania Machinery & Equipment Loan Fund loan, issued November 6, 1996, interest at a rate of 3%. Monthly principal and interest payments of $6,707 are due through 2003.	154	227
Total debt	121,565	140,809
Less current portion	(447)	(433)
Total long-term debt	$121,118	$140,376

The Company has a revolving credit facility with a consortium of banks. Effective December 28, 2001, the Company entered into an amendment to its revolving credit facility which modified the aggregate commitments under the amended revolving credit facility to $173.0 million from $210.0 million. In addition, certain financial covenant ratios were amended. The amended revolving credit facility is available through June 30, 2004 and borrowings are secured by all domestic tangible personal property and intangible assets of the Company. The Company classifies borrowings under the facility as long-term because there are no contractual obligations for repayment until June 30, 2004. Interest is payable on the average daily balance of loans outstanding, primarily on a NYBOR based rate (4.63% at December 29, 2001) and a rate based on an eurocurrency rate for certain foreign currencies (6.50% at December 29, 2001). In addition, the credit agreement permits the Company to request the issuance of up to a maximum of $20.0 million in letters of credit, which issuance will be deemed part of the $173.0 million maximum amount of borrowing permitted under the credit facility. As of December 29, 2001, letters of credit amounting to approximately $4.6 million were outstanding.

The revolving credit facility provides for achieving certain consolidated cash flow coverage and leverage ratios, prescribes minimum consolidated net worth requirements, limits capital expenditures and new leases and provides for certain other affirmative and restrictive covenants. In addition, the revolving credit facility provides for certain limitations of the amount of cash dividends that the Company can declare.

A five-year summary of aggregate principal payments on outstanding long-term debt is (in thousands):

2002	$447
2003	462
2004	117,526
2005	410
2006	423
Thereafter	2,297
Total	$121,565

6. COMMITMENTS

The Company has incurred rental expense for manufacturing and warehouse space and equipment. A summary of rent expense follows (in thousands):

	2001	2000	1999
Real estate	$1,882	$1,094	$1,310
Equipment	2,372	2,259	2,156

Minimum future obligations over the next five years under operating leases that have initial or remaining noncancelable terms in excess of one year are summarized as follows (in thousands):

2002	$2,837
2003	1,059
2004	754
2005	508
2006	228

7. INCOME TAXES

The provision for income taxes is as follows (in thousands):

	2001	2000	1999
Current:			
Federal	$528	$10,041	$6,867
State	438	1,330	785
	966	11,371	7,652
Deferred:			
Federal	844	2,786	584
State	87	326	60
Foreign	(460)	49	(2,202)
	471	3,161	(1,558)
Total	$1,437	$14,532	$6,094

The types and tax effects of temporary differences included in deferred tax assets and liabilities are as follows (in thousands):

	2001	2000
Deferred Tax Assets:		
Accounts receivable	$348	$473
Accrued expenses	2,910	3,687
Inventories	1,984	2,310
Deferred income	343	390
State investment and federal minimum tax credit carryforward	8,112	3,048
Subsidiary net operating loss carryforward	3,477	3,256
	17,174	13,164
Deferred Tax Liabilities:		
Property, plant and equipment	(15,740)	(14,482)
Other assets	(1,313)	(1,360)
Subtotal	121	(2,678)
Total valuation allowance	(7,474)	(3,048)
Net deferred tax liability	$(7,353)	$(5,726)

	2001	2000
Reported as (in thousands):		
Current asset (included in prepaid expenses and other current assets)	$3,770	$4,938
Long-term liability	(11,123)	(10,664)
Net deferred tax liability	$(7,353)	$(5,726)

The Company has recorded a valuation allowance primarily in anticipation that certain state investment tax credits will expire prior to their usage. State investment and subsidiary net operating loss carryforwards of approximately $7.5 million and $10.0 million begin to expire in 2003 and 2011, respectively. Substantially all of the subsidiary net operating loss carryforwards are a result of foreign operations and have no expiration date.

The provision for income taxes differs in each of the years from the federal statutory rate due to the following:

	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefits	25.2	2.8	4.4
Effect of non-deductible costs	19.1	0.9	2.6
Effect of foreign tax rates	2.0	0.5	8.9
Other, net	3.5	(0.2)	0.5
Effective tax rate	84.8%	39.0%	51.4%

The Company realized tax benefits amounting to $185,000, $108,000 and $24,000 as the result of stock option transactions during 2001, 2000 and 1999, respectively. The benefit has been credited to paid-in capital and is not reflected in the current year provision for taxes.

8. CAPITAL STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of Class A Common Stock, $.10 par value, and 6,000,000 shares of Class B Common Stock, $.10 par value. Dividends may be declared and paid on Class A Common Stock without being paid on Class B Common Stock. No dividend may be paid on Class B Common Stock without equal amounts paid concurrently on Class A Common Stock. Holders of Class A Common Stock have one-tenth vote per share and are entitled to elect at least 25% of the Board of Directors as long as the number of outstanding shares of Class A Common Stock is at least 10% of the total of all Common Stock outstanding. Holders of Class B Common Stock have one vote per share.

The Company has a stock redemption agreement with the principal shareholder, which provides that upon his death the Company may be required to redeem a portion of the Company's stock then owned by the shareholder's estate. The redemption price per share shall be determined at the then market price based upon a thirty day average prior to the closing of any such stock redemption. The amount of the redemption is limited to approximately $21.4 million which will be funded by the proceeds from life insurance policies maintained on the life of the principal shareholder. The shareholder's estate can request the Company to redeem shares under the agreement until the maximum time period permitted to pay estate taxes has elapsed.

In October 1999, the Company sold 268,574 shares of common stock at fair value to certain employees of the Company in exchange for notes receivable. Repayment of the notes will commence in the fourth quarter of 2003 through payroll deductions.

9. STOCK PLANS

The Company currently has two open stock plans which provide for the issuance of Class A Common Stock. As of December 29, 2001, there were 609,465 shares of Class A Common Stock available for issuance under the 1995 Stock Plan and 166,961 shares of Class A Common Stock under the 1999 Stock Plan. Incentive Stock Options granted under the 1995 Stock Plan must have an option price of at least 100% (110% for stockholders with more than 10% of the total combined voting power) of the fair market value of the Class A Common Stock on the date of the grant. The option price of the Non-Qualified Stock Options granted pursuant to this plan shall be determined by the Compensation Committee of the Board of Directors, in its sole discretion. The vesting of outstanding stock options vary, however, they generally vest over a two to seven year period and expire ten years from the date of grant. No option can be exercised within one year after the date of grant. Under the 1999 Stock Plan, shares may be awarded for such consideration as determined by the Company.

As of December 29, 2001, there were outstanding options to purchase 1,256,577 shares of Class A Common Stock under the current and prior plans at prices ranging from $8.91 to $29.93 that were vested and could be exercised. Of these outstanding options, 1,211,827 have an exercise price of $8.91.

The following is a summary of option transactions:

	2001	2000	1999
Options outstanding, beginning of year	1,483,411	1,555,131	1,574,889
Options granted	68,000	30,000	15,500
Options exercised/ cancelled	(160,709)	(101,720)	(35,258)
Options outstanding, end of year	1,390,702	1,483,411	1,555,131

All of the options outstanding expire at various dates from 2003 through 2011. The option price of the shares subject to options exercised in 2001 ranged from $1.69 to $10.86. The weighted-average exercise prices of options were $8.51, $8.50 and $6.12 for fiscal years 2001, 2000 and 1999, respectively. The weighted-average grant-date fair value of options granted were $12.98, $13.88 and $10.34 for fiscal years 2001, 2000 and 1999, respectively.

In addition to the options granted under the aforementioned plans, the Company has outstanding 48,376 shares (all exercisable) subject to non-qualifying options granted to certain key individuals which can be exercised through 2003 at an exercise price of $8.91.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options and awards under the fair value method of that standard. The fair value of those options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively: risk free interest rate of 5.02%, 6.37% and 6.55%; dividend yield of 1.59%, 1.45% and 1.45%; volatility factors of the expected market price of the Company's common stock of 46%, 34% and 44%; and a weighted-average expected life of seven years for all three years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings, basic and diluted earnings per share for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 were $214,000, $0.02 and $0.02; $22,615,000, $1.65 and $1.59; and $5,729,000, $0.41 and $0.40, respectively.

10. PENSIONS

The Company sponsors a defined benefit plan for eligible non-U.S. employees at its German facility.

The following are reconciliations of the benefit obligation, the funded status of the plan, and the amounts recognized in the consolidated balance sheets (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$5,362	$6,059
Service cost	58	116
Interest cost	335	342
Foreign currency exchange rate changes	147	(1,187)
Actuarial gain	154	205
Benefits paid	(176)	(173)
Benefit obligations at end of year	5,880	5,362
Funded status (the plan is unfunded)	(5,880)	(5,362)
Unrecognized net actuarial gain	154	205
Net amount recognized	$(5,726)	$(5,157)

Amounts recognized in the balance sheets consist of:

	2001	2000
Accrued benefit liability (included in other long-term liabilities)	$(5,794)	$(5,222)
Accumulated other *comprehensive loss*	68	65
Net amount recognized	$(5,726)	$(5,157)

There were no plan assets at December 29, 2001 and December 30, 2000. The plan is funded to the extent of benefits paid.

Weighted average assumptions for the years ended:

	2001	2000	1999
Discount rate	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.50%	2.50%	2.50%

Components of net periodic benefit cost consisted of the following (in thousands):

	2001	2000	1999
Service cost	$58	$116	$143
Interest cost	335	342	381
Net periodic benefit cost	$393	$458	$524

The Company also sponsors defined contribution plans which cover substantially all of the Company's eligible U.S. employees. The plans provide for a general employer contribution, a wage reduction feature under Section 401(k) and a matching contribution. The general employer contribution provides for a discretionary Company contribution of the Company's Class A common stock. The matching contribution is made on behalf of each eligible participant who makes a wage reduction contribution. This matching contribution is made in cash and includes certain limitations. Net pension cost related to the plans was $1,276,000, $1,366,000 and $1,462,000 for the years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

11. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

During 2001, the Company announced a plan to reorganize its operations into four operating segments based principally on the natural alignment of its customers, markets and products. This reorganization was substantially completed by the end of 2001. Accordingly, the segment information for the prior years has been restated to conform to the current operating structure. Inter-segment sales were made at prices approximating current market value. Certain expenses relating to the North American furniture segments, Bush Business Furniture and Bush Furniture, were allocated to these two segments based on certain percentages and assumptions that the Company believes are reasonable.

In evaluating segment performance, management focuses on earnings from operations before income taxes. The earnings before income taxes exclude nonrecurring charges such as restructuring charges and gains or losses on the sale of assets. The accounting policies of the segments are the same as those described in Note 1.

An analysis and reconciliation of the Company's business segment information to the respective information in the consolidated financial statements is as follows (all dollars are in thousands):

	2001	2000	1999
Net sales from external customers:			
Bush Business Furniture	$152,080	$221,936	$205,159
Bush Furniture	114,432	142,093	150,647
Bush Furniture Europe	54,287	55,858	70,726
Bush Technologies	25,007	31,310	15,174
Consolidated total	$345,806	$451,197	$441,706
Inter-segment sales:			
Bush Business Furniture	$ -	$ -	$ -
Bush Furniture	-	-	-
Bush Furniture Europe	4,084	16,060	1,662
Bush Technologies	179	1,143	872
Total	$4,263	$17,203	$2,534

	2001	2000	1999
Segment earnings (loss) before income taxes:			
Bush Business Furniture	$1,450	$17,285	$14,454
Bush Furniture	(1,919)	6,954	16,747
Bush Furniture Europe	(3,423)	416	(10,610)
Bush Technologies	5,586	9,036	937
	1,694	33,691	21,528
Gain on sale of assets	-	3,618	-
Restructuring charge	-	-	(9,672)
Consolidated total	$1,694	$37,309	$11,856
Interest expense:			
Bush Business Furniture	$3,458	$6,020	$3,986
Bush Furniture	2,473	3,461	2,647
Bush Furniture Europe	2,384	2,006	2,173
Bush Technologies	238	403	624
Consolidated total	$8,553	$11,890	$9,430
Depreciation and amortization:			
Bush Business Furniture and Bush Furniture (1)	$15,501	$14,022	$12,118
Bush Furniture Europe	3,248	3,500	3,649
Bush Technologies	898	1,144	1,436
Consolidated total	$19,647	$18,666	$17,203
Capital expenditures for long-lived assets:			
Bush Business Furniture and Bush Furniture (1)	$3,763	$25,344	$30,735
Bush Furniture Europe	4,470	4,608	812
Bush Technologies	1,211	3,349	116
Consolidated total	$9,444	$33,301	$31,663

	December 29, 2001	December 30, 2000
Identifiable assets:		
Bush Business Furniture and Bush Furniture (1)	$243,383	$291,228
Bush Furniture Europe	56,054	52,737
Bush Technologies	21,740	22,586
Consolidated total	$321,177	$366,551

(1) The Company's North American furniture segments, Bush Business Furniture and Bush Furniture, share certain productive assets. These productive assets manufacture components for both Bush Business Furniture and Bush Furniture products. As a result, expenses related to depreciation and amortization, and capital expenditures for long-lived assets are not allocated between these two furniture segments. Further, identifiable assets are not allocated between Bush Business Furniture and Bush Furniture.

The Company's geographic operations outside of the United States principally include Germany. The Company's products are sold throughout the world. Net sales by geographic area are presented by attributing net sales to external customers based on the domicile of the selling location in thousands:

	2001	2000	1999
Net sales by geographic area:			
United States	$291,547	$395,341	$370,982
Germany	54,259	55,856	70,724
Total	$345,806	$451,197	$441,706

	December 29, 2001	December 30, 2000
Long-lived assets by geographic area:		
United States	$193,289	$204,513
Germany	42,639	38,476
Total	$235,928	$242,989

Electronic and office product superstores and mass merchandisers, throughout the United States and furniture stores in Europe, comprise a significant portion of the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Although the Company's exposure to credit risk associated with nonpayment by customers is affected by conditions or occurrences within the retail industry, the majority of trade receivables were current at December 29, 2001. The Company has one United States customer that accounted for total gross sales of approximately 14% in 2001, 20% in 2000 and 21% in 1999, and approximately 5% and 13% of accounts receivable at December 29, 2001 and December 30, 2000, respectively. The Company has a second United States customer that accounted for total gross sales of approximately 14% in 2001, 18% in 2000 and 16% in 1999, and approximately 13% and 12% of accounts receivable at December 29, 2001 and December 30, 2000, respectively. The Company has a third United States customer that accounted for total gross sales of approximately 12% in 2001, and approximately 15% of accounts receivable at December 29, 2001. Gross sales for this third customer did not exceed 10% in 2000 or 1999.

12. ACQUISITIONS

In October 2000, the Company acquired the 49% minority interest in Röhr-Bush GmbH & Co. and, as a result, the Company owns 100% of Röhr-Bush GmbH & Co. The purchase price has been allocated primarily to property, plant and equipment based on fair market value at the date of acquisition in accordance with the purchase method of accounting. The purchase price, including transaction costs, amounted to approximately $6.5 million.

13. RESTRUCTURING

During the first quarter of 1999, the Company finalized plans to restructure certain of its operations resulting in non-recurring restructuring costs amounting to $9,672,000 being charged to expense in 1999. All components of the restructuring were completed in 1999 with severance payments completed during the first half of fiscal year 2000.

14. SALE OF ASSETS

In December 2000, the Company sold substantially all of the assets of its retail service business, a division of the Company, to a third party in exchange for shares of stock of the purchaser. Net sales of this retail service business were not significant to the consolidated financial statements. The Company recorded the shares of stock received at fair value of approximately $5.0 million, which resulted in a pre-tax gain of approximately $3.6 million. The investment is included in other assets on the consolidated balance sheets since the Company expects to hold the investment on a long-term basis. The cost method is used to account for this investment because the Company does not have the ability to exercise significant influence over the purchaser's operating and financial policies.

15. QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(in thousands, except per share data)

	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2001				
Net sales	$84,950	$80,614	$75,614	$104,628
Gross profit	16,365*	22,757	22,489	31,771
Net earnings (loss)	(5,926)*	849	1,421	3,913
Earnings (loss) per share - basic	(0.43)	0.06	0.10	0.29
Earnings (loss) per share - diluted	(0.43)**	0.06	0.10	0.28
2000				
Net sales	$118,033	$106,130	$104,868	$122,166
Gross profit	39,477	34,241	32,360	37,433
Net earnings	9,096***	6,270	3,409	4,002
Earnings per share - basic	0.67	0.46	0.25	0.29
Earnings per share - diluted	0.65	0.44	0.24	0.28

* Fourth quarter 2001 gross profit and net loss includes a $5.2 million pre-tax non-cash inventory write down.

** Fourth quarter 2001 diluted earnings per share were calculated using basic weighted average shares outstanding because using diluted weighted average shares outstanding would have been antidilutive.

*** Fourth quarter 2000 net earnings includes a pre-tax gain on sale of assets of $3,618,000.

Independent auditors' report

Board of Directors and Stockholders
Bush Industries, Inc.
Jamestown, New York

We have audited the accompanying consolidated balance sheets of Bush Industries, Inc. and subsidiaries (the "Company") as of December 29, 2001 and December 30, 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bush Industries, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Buffalo, New York
February 1, 2002

Stockholder information

Stockholders

As of December 29, 2001, the number of holders of record of the Company's Class A Common Stock was approximately 430. The Company believes that there are approximately an additional 1,200 holders who own shares of the Company's Class A Common Stock in street name. As of the same date, there were approximately 17 holders of record of the Company's Class B Common Stock.

Listing and Trading Information

The Company's Class A Common Stock is traded on the New York Stock Exchange. The Company's Class B Common Stock is not publicly traded.

Transfer Agent and Registrar

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (800) 851-9677
Website address: www.melloninvestor.com

Form 10-K

Form 10-K is filed annually with the Securities and Exchange Commission and is available (without exhibits) on request from the Company without charge.

To receive a copy, please write to:

Stockholder Relations
Bush Industries, Inc.
P.O. Box 460
Jamestown, NY 14702-0460
or call (716) 665-2000, extension 3531

Dividend Policy

The Company instituted a quarterly cash dividend for holders of Class A and Class B Common Stock during the fourth quarter of 1992. Dividends have been declared and paid for each succeeding quarter. The Company declared cash dividends of $0.05 per share in each quarter of 2000 and 2001.

The determination as to the payment and the amount of future cash dividends will depend upon the Company's then current financial condition, capital requirements, results of operations and other factors deemed relevant by the Company's Board of Directors. In addition, a certain loan agreement to which the Company is a party limits the amount of cash dividends that the Company can declare, and also imposes certain conditions with respect thereto. The Company's Certificate of Incorporation, as amended, also provides that any dividends paid on Class A Common Stock must be at least equal to the dividends paid on the Company's Class B Common Stock on a per share basis. Moreover, no dividend may be paid to Class B stockholders without first being paid to Class A stockholders.

Stock Price Information

The following table sets forth the high and low sales prices of the Company's Class A Common Stock, as reported on the New York Stock Exchange for the periods indicated:

Quarter	High	Low
January 1, 2000 - March 31, 2000	$17.13	$12.06
April 1, 2000 - June 30, 2000	$17.88	$12.94
July 1, 2000 - September 30, 2000	$16.19	$11.31
October 1, 2000 - December 31, 2000	$12.94	$10.25
January 1, 2001 - March 31, 2001	$15.30	$11.44
April 1, 2001 - June 30, 2001	$16.05	$12.30
July 1, 2001 - September 30, 2001	$13.25	$8.10
October 1, 2001 - December 31, 2001	$12.05	$8.10

Corporate Officers

Paul S. Bush
Chairman of the Board,
Chief Executive Officer

Robert L. Ayres
President,
Chief Operating Officer

Lewis H. Aronson
Corporate Executive Vice President

Ernest C. Artista
Corporate Vice President of
Corporate Communications and
Corporate Secretary

Douglas S. Bush
Vice President of Merchandising

Gregory P. Bush
President, Bush Furniture

Neil A. Frederick
Chief Financial Officer
Treasurer and
Corporate Vice President

Larry C. Genareo
Senior Vice President of Operations

Donald F. Hauck
Senior Vice President

Corporate Directors

Paul S. Bush
Chairman of the Board,
Chief Executive Officer

Robert L. Ayres
President,
Chief Operating Officer

Lewis H. Aronson
Corporate Executive Vice
President

Douglas S. Bush
Vice President of
Merchandising

Gregory P. Bush
President, Bush Furniture

Neil A. Frederick
Chief Financial Officer
Treasurer and
Corporate Vice President

Donald F. Hauck
Senior Vice President

Paul A. Benke[1*,2]
Founder,
Roger Tory Peterson Institute of
Natural History

Jerald D. Bidlack[1,2*]
President,
Griffin Automation, Inc.

David G. Dawson
Chairman of the Board,
President,
Chief Executive Officer,
Dawson Metal Company
Incorporated
Dawson Doors DBA

Robert E. Hallagan[1,2]
Vice Chairman,
Heidrick & Struggles, Inc.

Erland E. Kailbourne[1,2]
Chairman of the Board,
The John R. Oishei Foundation

[1] Audit Committee
[2] Compensation Committee
* Chairperson

Independent Auditors

Deloitte & Touche LLP
Buffalo, NY 14202

Corporate Offices

Bush Industries, Inc.
One Mason Drive
Jamestown, NY 14702-0460
716-665-2000
www.bushfurniture.com

Bush Industries, Inc.
One Mason Drive
Jamestown, NY 14702-0460
716-665-2000
www.bushfurniture.com